Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 June 2011

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 JUNE 2011

OPERATIONS

Total cash receipts from customers during the quarter ended 30 June 2011 exceeded $1.9 million. Pleasingly, total cash receipts for the full 2011 financial year were approximately $18.2 million which represented an increase of 79.5% over the total cash receipts for the previous full financial year of $10.1 million.

At 30 June 2011, the Company’s cash reserves were approximately $5.1 million, representing a healthy 54.5% increase over the corresponding balance at 30 June 2010 of $3.3 million.  As mentioned below, the Company completed a successful capital raising in late July 2011 from which gross cash funds of a further $11.7 million were raised.

Gross revenues generated by the Company’s testing operations, excluding those forecast for sales of the new BREVAGenTM breast cancer risk test, were slightly ahead of budget for the full 2011 financial year.  A program of ongoing cost reduction initiatives has also resulted in a significant positive variance to net profit after tax such that the preliminary result from operations is more than $2.6 million ahead of budget expectations.

CLIA certification and launch of BREVAGen™ breast cancer risk test

On 27 April 2011, GTG announced that it had gained certification of its Australian laboratory under the US Clinical Laboratories Improvements Amendments (“CLIA”) regulated by the Centers for Medicare and Medicaid (“CMS”).  The certification was issued by the CMS central office which is responsible for approving non-US laboratories.  Genetic Technologies is the first organisation in Australia to receive such certification.  The CLIA designation obtained was an approval to perform “complex molecular diagnostic testing” on behalf of US patients.  Under this approval, additional tests sourced via M&A activity and/or new product development can be deployed quickly and cost efficiently with minimal regulatory imposts.

The first test that will be marketed in the US is BREVAGenTM, a breast cancer risk test that informs clinicians about their patients’ individual, non-familial, sporadic risk of breast cancer.  The test, which will be sold and distributed via the Company’s US-based subsidiary, Phenogen Sciences Inc. in Charlotte, North Carolina, was launched in June 2011.  The first eight sales managers have now been hired and their territory areas mapped with customer targeting data.  All sales employees have completed extensive product and sales training utilising both in-house scientific and commercial training experts, plus leading academics and practising clinicians from across the US.

The BREVAGenTM test has also been through field trials to refine the logistical and reimbursement aspects of the sales process that will be fundamental to the successful adoption of the test.  Marketing materials have been created to focus on identifying a woman’s hidden risk of getting breast cancer.  The materials are targeted at physicians with a specific interest in women’s health and demonstrate that, in roughly 64% of women with intermediate Gail scores, the patient’s risk will be reclassified using the BREVAGenTM test.  This information will enable the physicians to better devise suitable cancer surveillance / management plans for their patients.  In the US market, the BREVAGenTM test will target approximately 1.25 million patients per annum with a potential addressable market of US$600 million.

Australian market

In the medical diagnostics area, positive market feedback continued for the MicroRNA tests from Rosetta Genomics which are being distributed by the Company.  In the BRCA test area, turnaround times continue to outperform local competition with customer feedback indicating it is by a factor of three to one.

1

OPERATIONS (cont.)

Australian market (cont.)

Work from a new contract with the NSW Police Force focusing on higher-price “Complex Volume Crime” delivered additional tests during the quarter and, together of new processes to alleviate bottlenecks at the customer side of sample return, turnaround times were 40% faster than stipulated in the contract.

In the Company’s animal testing business, a new online animal forensics program has been developed.  This accredited course is aimed at veterinarians and council rangers who have to deal with animal attacks.  The course instructs in how to collect samples and deal with a proper “chain of custody” so that evidence can be correctly examined and used in a court of law.  This course is a first of its kind for Australia and recognises the increasing number of animal, mainly dog, related cases that are showing up in an increasingly urbanised environment.

LICENSING AND IP

The Company’s intellectual property portfolio, which includes the patents acquired from Perlegen Sciences Inc., continues to strengthen, with 114 patents now granted and a further 89 (including divisional and provisional patents) pending.

Assertion programs

On 16 February 2010, the Company announced it had filed a patent infringement suit in respect of its non-coding DNA technology against nine parties in the US District Court, Western District of Wisconsin.  The counter-parties were Beckman Coulter Inc., Monsanto Company, Interleukin Genetics Inc., Orchid Cellmark Inc., Gen-Probe Inc., Molecular Pathology Laboratory Network Inc., PIC USA Inc., Sunrise Medical Laboratories and Pioneer Hi-Bred International Inc.

On 13 April 2011, the Company announced that it had successfully concluded the above suit.  The various settlement and license agreements that have been granted as part of settlements with the above counter-parties have generated gross fees in excess of $5.5 million and the suit has now been administratively closed by the Court.

On 26 May 2011, the Company announced it had filed a further patent infringement law suit in the US, this time in the US District Court, Western District of Colorado, asserting infringement of its primary non-coding patent against the following parties:

•                  Agilent Technologies Inc.;

•                  Bristol-Myers Squibb Company;

•                  Eurofins STA Laboratories Inc.;

•                  GlaxoSmithKline PLC;

•                  Hologic Inc.;

•                  Merial LLC;

•                  Navigenics Inc.;

•                  Neogen Corporation;

•                  Pfizer Inc.; and

•                  454 Life Sciences Corporation.

The new suit is in addition to a six-party suit filed in January 2011 in the U.S. District Court for the Western District of Texas for infringement of the same technology.  The Company is pleased to report that the counterparties to the Texas suit are in active settlement discussions.  Subsequent to filing the new suit in Colorado, a Settlement and License Agreement was executed with Navigenics Inc.

2

LICENSING AND IP (cont.)

Assertion programs (cont.)

All infringement suits are prosecuted by the Company’s Colorado based law firm Sheridan Ross P.C. and, due to arrangements previously put into place, should not have a material adverse impact on Genetic Technologies’ finances.  Indeed, since the time of filing of the first assertion suit, Genetic Technologies has secured approximately $14.8 million in overall licensing revenues.

Other licensing activities

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, outside the US law suits the Company itself is actively pursuing licenses in respect of its non-coding technology in the US and other jurisdictions, principally in Europe.  During the June quarter, the Company executed a Settlement and License Agreement with ViennaLab Diagnostics GmbH of Vienna, Austria under which that company has been granted non-exclusive rights to a number of GTG patents, including non-coding analysis, gene mapping and internal standards.

Overall, the June quarter under review continued to deliver positive results for the Company’s licensing program, with total gross revenues generated from licensing during the 2011 financial year exceeding $13.7 million.  It is anticipated that further licenses will continue to be granted in coming months.

RESEARCH AND DEVELOPMENT

As part of the Company’s strategy to place a stronger emphasis on the expansion of its cancer diagnostic franchise, its research programs are being progressed with a view to out-licensing, co-development or partnering the respective technologies.

•                      The RareCellect™ project has been presented to a variety of industry players.  Discussions with a number of large international companies interested in pursuing potential commercial collaborations are continuing, with several parties now undertaking advanced due diligence on the RareCellect™ data and samples.

•                      An ImmunAid™ proof of concept trial is under consideration with a US-based oncology-focused institution.  Key GTG personnel have visited research institutes in the US and Europe to discuss the next trials to develop the technology further.

•                      In consultation with MLA, the Company’s Nematode project is being wound down.

CORPORATE MATTERS

On 26 May 2011, GTG granted a further 4,800,000 options over ordinary shares in the Company to a number of employees, including its newly-recruited US sales staff.  Each option, which was granted at nil cost, entitles the holder to acquire one ordinary share in the Company at a price of $0.19 at any time up to, and including, 31 March 2016.  As at the date of this Report, there were a total of 19,650,000 options outstanding.

On 27 July 2011, GTG announced that it had issued by way of private placement to US and Australian institutional and sophisticated investors a total of 60,000,000 ordinary shares in the Company.  The shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval was not required.  The issue of the shares, which was made at a price of $0.195 each, raised a total of $11,700,000, before the payment of associated costs.  Following the issue, the number of shares in GTG that were on issue had increased to 464,605,152.  Proceeds from the placement will be used to fund acquisition growth in the molecular diagnostics field focusing on woman’s cancer and management, and to accelerate the roll-out of its breast cancer risk test BREVAGenTM in the US.

3

Signed on behalf of Genetic Technologies Limited

Dated this 29th day of July, 2011
DR. PAUL D.R. MacLEMAN
Chief Executive Officer

4

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005, 17/12/10

Name of entity
GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 JUNE 2011

Consolidated statement of cash flows

			Current quarter (June 2011) $A	Year to date (twelve months) $A
		Cash flows related to operating activities

1.1		Receipts from customers	1,914,173	18,157,935

1.2	Payments for	(a) staff costs	(1,609,262)	(6,107,327)
		(b) advertising and marketing	(165,468)	(433,789)
		(c) research and development	—	(49,500)
		(d) leased assets	—	—
		(e) other working capital	(2,190,588)	(9,451,112)

1.3		Dividends received	—	—

1.4		Interest and items of a similar nature received	142,256	200,023

1.5		Interest and other costs of finance paid	(13,608)	(81,047)

1.6		Income taxes paid	—	—

1.7		Grant and other income	—	—

		Net operating cash flows	(1,922,497)	2,235,183

+ See chapter 19 for defined terms.

Consolidated statement of cash flows (cont.)

			Current quarter (June 2011) $A	Year to date (twelve months) $A

1.8	Net operating cash flows (carried forward)		(1,922,497)	2,235,183

	Cash flows related to investing activities

1.9	Payment for the acquisition of:
	a)	businesses (item 5)	—	—
	b)	equity investments	—	—
	c)	intellectual property	—	—
	d)	physical non-current assets	(67,625)	(144,103)
	e)	other non-current assets	—	—

1.10	Proceeds from the disposal of:
	a)	businesses (item 5)	—	—
	b)	equity investments	—	—
	c)	intellectual property	—	—
	d)	physical non-current assets	—	151,095
	e)	joint venture interest	—	—

1.11	Loans to other entities		—	—

1.12	Loans repaid by other entities		—	—

1.13	Other (provide details if material)		—	—

	Net investing cash flows		(67,625)	6,992

1.14	Total operating and investing cash flows		(1,990,122)	2,242,175

	Cash flows related to financing activities

1.15	Net proceeds from the issue of shares		—	—

1.16	Proceeds from sale of forfeited shares		—	—

1.17	Proceeds from borrowings		—	—

1.18	Repayment of borrowings from third parties		—	—

1.19	Dividends paid		—	—

1.20	Repayment of finance lease principal		(16,284)	(314,762)

	Net financing cash flows		(16,284)	(314,762)

	Net increase / (decrease) in cash held		(2,006,406)	1,927,413

1.21	Cash at beginning of quarter / year to date		7,151,916	3,306,311

1.22	Exchange rate adjustments		(40,843)	(129,057)

1.23	Cash at end of quarter		5,104,667	5,104,667

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $A
1.24	Aggregate amount of payments to the parties included in item 1.2	195,828

1.25	Aggregate amount of loans to the parties included in item 1.11	—

1.26	Explanation necessary for an understanding of the transactions

The amount included at Item 1.24 includes $61,600 paid to Directors during the quarter in respect of fees and superannuation.  The amount also includes $134,228 in commissions and consulting fees paid in respect of services rendered to the Company by that individual.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	2,500,000	67,878

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

		Current quarter (June 2011) $A	Previous quarter (March 2011) $A

4.1	Cash on hand and at bank	1,985,257	2,151,916

4.2	Term deposits	3,119,410	5,000,000

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	5,104,667	7,151,916

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))

5.1	Name of entity	Not applicable	Frozen Puppies Dot Com Pty. Ltd.

5.2	Place of incorporation or registration		New South Wales

5.3	Consideration for acquisition or disposal (note)		Nil

5.4	Total net assets		Nil

5.5	Nature of business		Dormant

Compliance statement

1                      This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                      This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 29 July 2011
Chief Executive Officer

Print name:	Dr. Paul D.R. MacLeman

+ See chapter 19 for defined terms.

Notes

1.                             The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                             The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requirements requested by AASB 107 that are not already itemised in this report.

3.                             Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.